UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 25, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Earnings News Release of Pepco Holdings, Inc. dated as of April 25, 2003.	Filed herewith.

Item 9. Regulation FD Disclosure.

Item 12. Results of Operations and Financial Condition -- Pepco Holdings' earnings release for its first quarter 2003 financial results dated as of April 25, 2003 is attached hereto as Exhibit 99 and is incorporated herein by reference. This information in the press release is being filed under Item 12 and is being presented under Item 9 in accordance with the Securities and Exchange Commission's interim guidance regarding Form 8-K Item 12 filing requirements, as set forth in Release No. 33-8216.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

April 25, 2003
DATE

By: /s/ A. W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer